Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2003	2004	2005	2006	2007

GROSS G&A	23,426	29,972	42,142	62,876	73,453
NET G&A	11,552	14,357	18,866	27,634	34,182
INTEREST EXPENSE, NET	27,269	27,643	24,873	23,582	28,082
RENTAL & LEASE EXPENSE	1,940	2,101	2,529	2,567	2,952
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	37,688	86,083	156,129	248,308	244,556
CAPITALIZED INTEREST	6,836	6,490	7,199	9,211	9,545

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	49.31%	47.90%	44.77%	43.95%	46.54%
NON-CAPITAL RENT EXPENSE	957	1,006	1,132	1,128	1,374
1/3 NON-CAPITAL RENT EXPENSE	319	335	377	376	458
FIXED CHARGES	34,424	34,468	32,449	33,169	38,085
EARNINGS	65,276	114,061	181,379	272,266	273,096

RATIO OF EARNINGS TO FIXED CHARGES	1.90	3.31	5.59	8.21	7.17